UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: May 2023	Commission File Number: 001-41563
BROOKFIELD ASSET MANAGEMENT LTD.
(Name of Registrant)
Brookfield Place
Suite 100
181 Bay Street, P.O. Box 762
Toronto, Ontario, Canada M5J 2T3
(Address of Principal Executive Offices)
        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
The information contained in Exhibit 99.1 of this Form 6-K is incorporated by reference into the registrant’s registration statement on Form S-8 filed with the Securities and Exchange Commission on December 13, 2022 (File No. 333-268783).

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Interim Report to Shareholders of Brookfield Asset Management Ltd. for the quarter ended March 31, 2023
99.2	Certification of Chief Executive Officer pursuant to Canadian Law
99.3	Certification of Chief Financial Officer pursuant to Canadian Law

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD ASSET MANAGEMENT LTD.
Date: May 12, 2023	By:	/s/ Bahir Manios
Name: Bahir Manios Title: Chief Financial Officer